Chapman and Cutler LLP
                             111 West Monroe Street
                             Chicago, Illinois 60603


                                October 31, 2014


Mr. Edward Bartz
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549


                 Re: Guggenheim Defined Portfolios, Series 1250
            BofA Merrill Lynch Health & Wellness Portfolio, Series 1
                       File Nos. 333-199157 and 811-03763
--------------------------------------------------------------------------------

Dear Mr. Bartz:

      This letter is in response to your comment letter dated October 30, 2014 regarding the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 1250, filed on October 3, 2014 with the Securities and Exchange Commission (the "Commission"). The registration statement offers the BofA Merrill Lynch Health & Wellness Portfolio, Series 1 (the "trust").

PROSPECTUS

Investment Summary -- Principal Investment Strategy

      1. Since the name of the trust includes the term "health & wellness," please provide a policy to invest at least 80% of the value of the trust's assets in the health and wellness industries, and provide the specific criteria the trust uses to determine that a company is in the health and wellness industries. See Rule 35d-1(a)(2)(i) under the Investment Company Act of 1940. For example, the trust might consider a company to be part of the health and wellness industries if it derives 50% or more of its profits or revenues from the health and wellness industries, or has 50% or more of its assets committed to these industries. Additionally, the first sentence in this section states that the trust will invest in 30 companies "spread across various sectors and industries." Please revise this sentence to more accurately describe the trust's emphasis on the health and wellness industries.

      Response: The disclosure has been revised in response to this comment.

Investment Summary -- Principal Risks

      2. The fifth bullet point in this section states that the trust invests in ADRs and a CDI. Please disclose in the discussion of the trust's principal investment strategy that the trust invests in these investment vehicles, and provide definitions for both ADRs and CDIs.

      Response: The disclosure has been revised in response to this comment.

      We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact the undersigned at (312) 845-3484.

                                                       Very truly yours,

                                                       CHAPMAN AND CUTLER LLP


                                                       By /s/ Morrison C. Warren
                                                          ----------------------
                                                          Morrison C. Warren